UNITED STATES
			SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                                (Amendment No. )

	           Under the Securities Exchange Act of 1934


                          Putnam Managed High Yield Trust
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                   Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    746819101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

				  James C. Roumell
			    Roumell Asset Management, LLC
		        3 Bethesda Metro Center, Suite 700
			       Bethesda, MD 20814
			    Phone:  (301) 961-1570
--------------------------------------------------------------------------------
	     (Name, Address and Telephone Number of Person Authorized
		    to Receive Notices and Communications)

                             February 3, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to the whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).
--------------------------------------------------------------------------------

Schedule 13D	                 				          Page 2
--------------           					    -------------

				CUSIP NO.: 746819101


1.       NAMES OF REPORTING PERSONS

	   Roumell Asset Management, LLC

	   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

	   52-2145132

-------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [ ]
                                                                 (b)  [ ]
-------------------------------------------------------------------------------
3.       SEC USE ONLY
-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS    OO
--------------------------------------------------------------------------------
5.	   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
	   2(d) OR 2(e)						[ ]
--------------------------------------------------------------------------------
6. 	   CITIZENSHIP OR PLACE OF ORGANIZATION

	   Maryland
--------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER
NUMBER OF                 0
SHARES              ------------------------------------------------------------
BENEFICIALLY         8.   SHARED VOTING POWER
OWNED BY                  1,186,508
EACH                ------------------------------------------------------------
REPORTING            9.   SOLE DISPOSITIVE POWER
PERSON                    1,186,508
WITH                ------------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,186,508 (1)
--------------------------------------------------------------------------------
12.      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                               [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         15.9%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IA
--------------------------------------------------------------------------------

(1)	The 1,186,508 shares are deemed to be owned beneficially by Roumell
Asset Management, LLC solely as a result of its discretionary power over such shares as investment adviser. Roumell Asset Management, LLC has no economic interest in these shares and thus disclaims beneficial ownership thereof.

Schedule 13D	                 				          Page 3
--------------           					    -------------

				CUSIP NO.: 746819101


1.       NAMES OF REPORTING PERSONS

	   James C. Roumell and Deborah Billet-Roumell

	   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

-------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [ ]
                                                                 (b)  [ ]
-------------------------------------------------------------------------------
3.       SEC USE ONLY
-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS    PF
--------------------------------------------------------------------------------
5.	 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	 ITEMS
	 2(d) OR 2(e)				[ ]
--------------------------------------------------------------------------------
6. 	 CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER
NUMBER OF                 0
SHARES              ------------------------------------------------------------
BENEFICIALLY         8.   SHARED VOTING POWER
OWNED BY                  3,400
EACH                ------------------------------------------------------------
REPORTING            9.   SOLE DISPOSITIVE POWER
PERSON                    0
WITH                ------------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
                          3,400
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,400
--------------------------------------------------------------------------------
12.      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                               [ ]
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         *%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

*  Less than 1%.

Schedule 13D		                 				  Page 4
--------------                                                      ------------
				CUSIP NO:  746819101

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the common stock of Putnam Managed High Yield Trust (the "Issuer"). The principal executive office of the Issuer is One Post Office Square, Boston, Massachusetts 02109.

Item 2. IDENTITY AND BACKGROUND

This joint statement on Schedule 13D is being filed by Roumell Asset Management, LLC and by James C. Roumell and Deborah Billet-Roumell, as joint tenants with right of survivorship.

Information as to each Reporting Person is as follows:

Roumell Asset Management is organized as a Maryland limited liability company. Its principal address, and address of its principal business, is 3 Bethesda Metro Center, Suite 700, Bethesda, Maryland 20814. Roumell Asset Management is a registered investment adviser.

		(d)	Roumell Asset Management has not been convicted
			in a criminal proceeding during the last five years.

		(e)	Roumell Asset Management, during the last five years,
			was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

		(a)	James C. Roumell and Deborah Billet-Roumell,
			as joint tenants with right of survivorship.

		(b)	Mr. and Mrs. Roumell's home address is 3516
			Raymond Street, Chevy Chase, Maryland 20815.

		(c)	Mr. Roumell's present principal occupation is acting
			as the President of Roumell Asset Management, a registered investment adviser, whose address is set forth above. Mrs. Roumell works at home.

		(d)	Mr. and Mrs. Roumell have not been convicted in a
			criminal proceeding during the last five years.

		(e)	Mr. and Mrs. Roumell, during the last five years,
			were not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Roumell Asset Management directed client accounts as to which it had discretionary authority to purchase, for the clients' benefit and in the clients' names (or in street names), 1,186,508 shares of common stock. The aggregate purchase price was $9,405,065, inclusive of brokerage commissions. The sources of funding for these purchases were individual client funds. Mr. and Mrs. Roumell purchased 3,400 shares of common stock, as joint tenants with right to survivorship, for a purchase price of $27,936.96, inclusive of brokerage commissions. The source of funding for this purchase was individual funds.

Item 4. PURPOSE OF TRANSACTIONS

The Reporting Persons acquired shares of the Common Stock of the Issuer for investment purposes, based on their belief that the Issuer's stock is undervalued and represents an attractive investment opportunity. The Reporting Persons have in the past requested, and may in the future request, that the Issuer's Management and Board of Directors take the necessary actions for shareholders to realize the discount on the Issuer's shares.
The Reporting Persons may attempt to discuss such matter directly with the Issuer's Management and Board of Directors or may propose such matter directly to the Issuer's shareholders, in each case regarding factors contributing to the current undervaluation of the Issuer's stock and new strategies to create and maximize value for the Issuer's stockholders.
The Reporting Persons may propose, among other matters, that the Issuer combine or merge with other funds affiliated with the Issuer and which do not trade at a discount.

The Reporting Persons intend to review regularly their equity interest in the Issuer. Depending upon their review, one or more of the Reporting Persons may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities then beneficially owned (as described herein) by such Reporting Person, or cease buying or selling such securities. Any such additional purchases or sales of securities of the Issuer may be in the open market or privately negotiated transactions or otherwise.

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this item 4.

Except as set forth above, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition by the Reporting Persons of additional securities of the Issuer or the disposition by the Reporting Persons of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present Management or Board of Directors, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter or by-laws which may impede the acquisition of control of the Issuer by any person;(h) the Issuer's Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended;or (j) any action similar to those enumerated above.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

		(a)	As determined by Rule 13d-3 of the Securities
Exchange Act of 1934, Roumell Asset Management may be said to have beneficial ownership of an aggregate of 1,186,508 shares of the Issuer's common stock, representing 15.9% of its outstanding shares (based upon the information contained in the Issuer's semi-annual report filed January 27, 2006). Mr. and Mrs. Roumell have beneficial ownership of 3,400 shares of the Issuer's common stock, representing less than 1% of its outstanding shares (based upon the information contained in the Issuer's semi-annual report filed January 27, 2006).

		(b)	Roumell Asset Management

			(i) 	 SOLE POWER TO VOTE OR DIRECT THE VOTE:
                 			0
         		(ii)	 SHARED POWER TO VOTE OR DIRECT THE VOTE:
                  	                1,186,508 shares of common stock
			(iii)	 SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION:
                    		        1,186,508 shares of common stock
			(iv)	 SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION:
                         	        0

The 1,186,508 shares are deemed to be owned beneficially by Roumell Asset Management solely as a result of its discretionary power over such shares as investment adviser. Roumell Asset Management has no economic interest in these shares and thus disclaims beneficial ownership thereof.

		(b)	James C. Roumell and Deborah Billet-Roumell
			As Joint Tenants With Right of Survivorship

			(i) 	 SOLE POWER TO VOTE OR DIRECT THE VOTE:
                 			0
         		(ii)	 SHARED POWER TO VOTE OR DIRECT THE VOTE:
                  		        3,400 shares of common stock
			(iii)	 SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION:
                    		        0
			(iv)	 SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION:
                         	        3,400

	(c)	During the 60 period ending February 10, 2006,
Roumell Asset Management conducted the following transactions in the Issuer's common stock. Each of the above listed transactions was conducted in the ordinary course of business on the open market for cash. Purchase and sale prices include brokerage commissions paid.

Buy/Sell	Date		No. of Shares	Purchase Price
---------	----------	-------------	--------------
Buy		12/13/2005	5,750		$7.7704-$7.7887
Buy		12/14/2005	3,000		$7.7500
Buy		12/16/2005	4,000		$7.85-$7.86
Buy		12/19/2005	750		$7.8500
Buy		12/21/2005	2,350		$7.8500
Buy		12/22/2005	2,400		$7.84-$7.85
Buy		12/27/2005	12,500		$7.8000
BUy		12/28/2005	6,800		$7.8500
BUy		12/29/2005	12,450		$7.8389-$7.85
BUy		12/30/2005	4,300		$7.8500
BUy		1/30/2006	18,700		$8.0070
BUy		1/31/2006	8,100		$8.0470
BUy		2/1/2006	500		$8.0500
BUy		2/3/2006	493,200		$7.9403-$8.0115
BUy		2/6/2006	15,850		$8.04-$8.0499
BUy		2/7/2006	7,600		$8.1000
BUy		2/8/2006	5,500		$8.1000
BUy		2/9/2006	9,700		$8.0992-$8.10

Mr. and Mrs. Roumell did not have any transactions in the Issuer's common stock during the 60 period ending February 10, 2006.

		(d)	Roumell Asset Management's advisory clients have the
right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the 1,186,508 shares of the Issuer's common stock. Mr. and Mrs. Roumell have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the 3,400 shares of the Issuer's common stock.

		(e)	Not Applicable.

Schedule 13D	                 					   Page 5
---------------         					   --------------

			      CUSIP NO.:  746819101

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

The Investment Advisory Agreement between Roumell Asset Management and its clients for whom Roumell Asset Management conducted the acquisition of the subject shares provides that Roumell Asset Management has shared authority to vote and discretionary authority dispose of securities such as the subject shares.

Item 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit 1	Form of Roumell Asset Management, LLC Investment
	        Advisory Agreement.

Exhibit 2 Joint Filing Agreement by and among Roumell Asset Management, LLC, James C. Roumell and Deborah Billet-Roumell.

Schedule 13D	                					   Page 6
--------------    	    					   --------------



                              SIGNATURE

After reasonable inquiry and to the best of his/hers/its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him/her/it is true, complete and correct.

Dated: February 13, 2006


                            Roumell Asset Management, LLC


                            By: /s/ James C. Roumell
				   ------------------------
                                Name: James C. Roumell
                                Title: President



			    James C. Roumell and Deborah
			    Billet-Roumell,Joint Tenants With
			    Right of Survivorship



                            By: /s/ James C. Roumell
                            ------------------------------------
                            James C. Roumell

Exhibit 1

				Equity___Balanced___Concentrated___

				Account #:  _______________________



		     Roumell Asset Management, LLC
                     Investment Advisory Agreement


This Investment Advisory Agreement, the ("Agreement"), dated as of ______________, 20____, is by and between Roumell Asset Management, LLC ("Adviser"), also referred to as "RAM" or the "Firm," an investment adviser registered with the U.S. Securities and Exchange Commission pursuant to the provisions of the Investment Advisers Act of 1940 ("Advisers Act") and _____________________________________________
("Client").

1.	Services of Adviser

By execution of this Agreement, Client hereby establishes an Investment Advisory Account ("Account") and appoints Adviser as the investment manager to supervise and direct the investments of the Account on a discretionary basis in accordance with the Client's stated objectives and financial goals. In consultation with the client, Roumell Asset Management will assist the client in determining whether the account is to be managed as an: (a) Equity Account (up to 100% invested into stocks), or (b) Concentrated Equity Account (up to 100% invested into roughly 20 stocks), or (c) Balanced Account (with the typical balanced account having a 65% target equity allocation and a 35%
target for fixed-income securities).  That said, RAM does not provide
comprehensive financial planning services.   Investments made by RAM
may include mutual funds, closed-end fund shares, bonds, common and preferred stocks, American Depository Receipts ("ADR"), Exchange
Traded Funds ("ETF"), Unit Investment Trusts ("UIT"), and/or Real
Estate Investment Trusts ("REIT").   The custodian holding the Account
will be responsible for providing regular statements to the client showing portfolio holdings. Roumell Asset Management (or Raymond
James Financial Services, Inc. acting on behalf of RAM (unless another custodian has been approved by RAM)) will provide the client with a quarterly performance statement.

2.	Standard of Care

In providing such services, it is agreed that except for negligence, malfeasance or violation of applicable law, neither Adviser nor any of its officers, directors or employees shall be liable for any action performed or for any errors of judgment in managing client's account(s) under this Agreement. However, the Federal Securities Laws impose liabilities under certain circumstances and therefore nothing contained in this Agreement with respect to liabilities should be construed as limiting a client's rights which he/she may have under applicable state or Federal Securities Laws, or, if applicable ERISA. Client expressly understands and agrees that Adviser does not guarantee that a specific result will be achieved through Adviser's management of the Account.

3.	Custody

As a condition of opening an account with RAM, client agrees to deposit his or her funds and securities in a securities brokerage account at Raymond James Financial Services, Inc. ("Raymond James"). Raymond James will act as the custodian of the client's assets and will execute the purchase and sale transactions in the client's account. RAM has determined that the fees Raymond James charges are reasonable and competitive in view of the quality of execution and access to research that Raymond James provides. Raymond James charges a flat $24.90 (unlimited shares) per stock trade (listed or
OTC); $41.50 flat per bond trade (unlimited number of bonds); and
$30 per mutual fund trade.   Nevertheless, RAM may execute trades
through other broker-dealers if the circumstances warrant, i.e. to gain access to other firms' research. In such instances, clients will typically pay five cents per share in addition to Raymond James' transaction cost. Such trades are unusual and not the norm. Finally, in limited cases, and always at RAM's discretion, RAM may permit clients to direct that their assets be custodied at, and trades for their accounts be effected through, broker-dealers of their own choosing.

4.	Confidential Relationship

All information and advice furnished by either party to the other, including their respective agents and employees, shall be treated as confidential and shall not be disclosed to third parties, except as required by law or necessary to carry out designated powers or as granted by the Client.

6.	Service to Other Clients

It is understood that Adviser performs investment advisory services for other clients. Client agrees that Adviser may give advice and take action with respect to any of its other clients, which may differ from the advice given or the timing or nature of action taken with respect to the Client's Account, so long as it is Adviser's policy to the extent practical, to allocate investment opportunities to the Account over a period of time on a fair and equitable basis relative to other clients.

7.	Proxies and Class Action Lawsuits

Adviser will typically not take any action or render any advice with respect to voting of proxies solicited by or with respect to the issuers of securities in which assets of the Account may be invested from time to time. In addition, Adviser will typically not take any action or render any advice with respect to any securities held in the Account which are named in or subject to class action lawsuits. It is expected that the Client's custodian will forward to Client any information received regarding proxy material or class action legal matters involving any security held in the Account.

8.	Fees

RAM's fees are payable quarterly in advance and are based on the following annualized fee schedule:

First $200,000		1.75%
Next $300,000		1.50%
Assets over $500,000	1.00%

Fees are computed on the value of the account on the last day of the preceding quarter. The fee is prorated for a partial quarter. Multiple household accounts are aggregated for purposes of determining the appropriate fee. A portion of the Advisory fee charged is paid to Raymond James (unless RAM agrees to the use of another custodian) for administrative services. New Accounts opened during the first or second month of the quarter are billed initially for the days from inception to the end of the quarter based on the inception value.
New Accounts opened during the last month of the quarter are billed initially for the days from inception to the end of the month, plus the next full quarter based on the inception value. The initial payment will become due in full on the date of inception.

Capital contributions greater than 20% of a Client's total assets shall be billed the prorated fee for the remaining period in which the assets are contributed, provided such additions occur during
the first two months of the billing period.   Similarly, capital
withdrawals greater than 20% of a Client's total assets will result in a refund of prorated fees for the remaining period, provided such withdrawals occur during the first two months of the billing period.

Adviser and Raymond James are hereby authorized to deduct from Client's Account any fee owed to Adviser pursuant to the terms of this Agreement, and pay said fee to Adviser or its designee.
All fees paid to Adviser will be reported to Client on the regular statements provided by Raymond James & Associates for Raymond James Financial Services, Inc. Alternatively, client will be billed directly by Raymond James (on behalf of RAM), and agrees to pay their fee within 30 days of receiving the bill.

9.	Limitation of Responsibility

Raymond James' responsibility pursuant to this agreement is limited to executing transactions pursuant to directions of Adviser or Client. Client authorizes Adviser to act as Client's agent to buy or sell investments for the Client's Account.

10.	Investment Objectives and Restrictions

Client acknowledges that Adviser will rely on information provided to Adviser by the Client in managing the Account. Client agrees to give Adviser prompt written notice of any modifications, changes or investment restrictions applicable to the Account and to notify Adviser if Client deems any investments recommended or made for the Account to be in violation of such investment objectives or restrictions. Unless Client promptly notifies Adviser in writing of specific investment restrictions on the Account, the investments recommended for or made on behalf of the Account shall be deemed to be in conformity with Client's investment objectives. Although tax considerations are not generally a factor in managing accounts, it is the Client's responsibility to notify Adviser if such considerations are relevant to the Client's overall financial circumstances.

11.	Authority to Contract

If the client is not an individual (i.e. a corporation, partnership, trust or retirement plan), the party executing on behalf of the Client (hereinafter referred to as the "Authorized Person") represents that he or she is fully authorized to execute this agreement with the Adviser.

12.	Termination of Agreement

This Agreement may not be modified or amended except in writing and signed by both Adviser and Client. Client may terminate the Agreement within five days of the date of acceptance, without penalty. After the five-day period, either party may terminate the Agreement on 30 days written notice to the other party. Upon termination, any prepaid fees will be pro-rated to the date of termination and any unearned portion thereof will be refunded to the Client.

13.	Assignment of Agreement

No assignment, as that term is defined in the Advisers Act, of this Agreement shall be made by Adviser without the written consent of Client.

14.	Notices

Notices to Adviser must be in writing, and shall be sent to Address of Adviser.

All notices or communications to the Client will be sent to the address of record on the account or such other address as may be given in writing to the Adviser. All notices hereunder shall be sufficient if delivered by facsimile, regular or overnight mail, or by hand.

15.	Acknowledgment of Adviser's ADV Part II

Client hereby acknowledges receipt of a copy of Part II of Adviser's Form ADV and Privacy Notice.

16.	Governing Law

The internal law of Maryland will govern this agreement. However, nothing in this agreement will be construed contrary to the Advisers Act or any rule or order of the Securities and Exchange Commission under the Advisers Act.

17.	Severability

The parties hereby agree that if any term, provision, duty, obligation or undertaking herein contained is held to be unenforceable or in conflict with applicable law, the validity of the remaining portions shall not be affected, and the rights and obligations of the parties shall be construed and enforced as if such invalid or unenforceable provision was not contained herein.

Type of Account:

Balanced:  	These accounts are composed of equity, fixed income
and cash investments. This option is typically chosen when the account represents a significant percentage of a client's overall financial net worth or for those clients who desire a lower overall risk level as compared to a straight equity account. On average, balanced accounts hold between 25 and 30 stocks (representing 65% of the total portfolio) with the remaining portion of the account in fixed income and cash.

Equity:	These accounts can have up to 100% of assets invested in
stocks, although they may also include certain types of fixed income investments. Equity accounts typically hold between 30 and 35 stocks. A more concentrated strategy is available where accounts typically hold about 20 stocks. Equity accounts are designed for those who wish to maximize our equity investment strategy while assuming a commensurate level of risk.

____  Balanced:
	___  Standard (65/35 Equity/Fixed Income & Cash)
	___  Other (                   )
____  Equity

____  Concentrated Equity


Investment Restrictions:  ________________________________

Link this Account with Related Accounts:
________________   ________________   ______________


Investment Experience

(Circle: N-None, L-Limited, M-Moderate, E-Extensive)
Equities		N	L	M	E
Bonds		N	L	M	E
Options/Futures 	N	L	M	E
Mutual Funds 	N	L	M	E
Annuities 	N	L	M	E
Margin Trading 	N	L	M	E


Investment Objective and Associated Risk Tolerance				Time Horizon

Capital Preservation	__ Low							__  < 5 years
Income			__ Low		__ Medium	__ High			__  5-10 years
Growth			__ Medium	__ High					__  > 10 years
Speculation		__ High


Accepted:	Date: ______________________________

By: ________________________________   __________________________________
	Client Name				Client Signature


By: ________________________________   __________________________________
	Client Name				Client Signature


By: ________________________________   __________________________________
	Adviser					Title

Exhibit 2

                             JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of February 13, 2006, that only one statement containing the information required by Schedule 13D, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of common stock of Putnam Managed High Yield Trust, and such statement to which this Joint Filing Agreement is attached as Exhibit 2 is filed on behalf of each of the undersigned.

                                         ROUMELL ASSET MANAGEMENT, LLC


                                         By: /s/ James C. Roumell
                                         ------------------------------------
                                         James C. Roumell
                                         President

                                         JAMES C. ROUMELL AND DEBORAH
					 BILLET-ROUMELL, JOINT
					 TENANTS WITH RIGHT OF
					 SURVIVORSHIP

                                         By: /s/ James C. Roumell
                                         ------------------------------------
                                         James C. Roumell